July 7, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (248) 312-6833

Mr. Michael W. Carrie
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098-2639

Re:	Flagstar Bancorp, Inc.
	Form 10-K filed March 23, 2005
	Supplemental Response dated March 22, 2005
	File No. 001-16577


Dear Mr. Carrie:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004:
Financial Statements

Note 2 - Corporate Structure, page 76

1. We note your response to comment 17 from our letter dated
December
21, 2004 and the revised disclosures included in your Form 10-K for the year ended December 31, 2004. Please advise us as follows with respect to the operations of Flagstar Credit Corporation:

* Your disclosure on page 76 of your December 31, 2004 Form 10-K indicates that as part of certain contractual arrangements, you provide performance guarantees on certain pools of loans which were underwritten and originated by you. Advise us as to whether these loans were subsequently sold in the secondary market;

* Tell us in detail how these reinsurance arrangements affect your accounting for loan sales under SFAS 140.

Note 4 - Summary of Significant Accounting Policies
Loans, page 82

2. In your response to comment 27 from our letter dated December
21,
2004, you indicated that loans sold to the Federal Home Loan Bank of
Indianapolis (FHLBI) are done so on a non-recourse basis with no interests retained other than mortgage servicing rights. The FHLBI, however, states on their website (www.fhlbi.com) that under their Mortgage Purchase Program (MPP), "local institutions issue home mortgages and retain a major share of their credit risk while selling the mortgages to the FHLBI, which accepts the interest rate and warehousing risks." Please address the following:

* Tell us whether you share in the credit risk of those loans sold to the FHLBI and describe the nature of your risk-sharing arrangements and any retained interests;

* Tell us how you recorded any credit enhancements, recourse provisions or retained interests in your financial statements;

* Provide us with sample journal entries that reflect how you record these credit enhancements and retained interests upon transfer and over the life of the loan;

* Tell us how you determined that these risk-sharing arrangements do not result in a retained interest in loans sold to the FHLBI;

* Tell us whether you pay fees to or receive fees from the FHLBI to provide credit enhancement on the loans sold, and if so, how you record those amounts;

* Tell us whether any of your insurance subsidiaries underwrite supplemental mortgage insurance that is use to provide credit enhancements on loans sold to the FHLBI. If so, clearly explain to us the terms of those arrangements and how they function;

* In your response you indicate that your loan sale agreements with the FHLBI are similar to loan agreements with Freddie, Fannie and other secondary market participants. Please tell us as to whether your loan sales to any of these other participants contain similar risk-sharing provisions or credit enhancement fee structures.

3. In light of the significant recourse you appear to retain on loans sold FHLBI and the fact that you do not use a QSPE or other intermediary as part of that transfer, please tell us what evidence you obtained and provided to your auditors to support your assertion in your response to comment 27 that the loans were legally isolated.
Accordingly, more clearly explain to us how you determined that you met all the criteria in paragraph 9 of SFAS 140 for sale treatment for loans sold to FHLBI. In future filings, please revise to clearly disclose how the loans transferred to the FHLBI meet each of the criteria for sale treatment set forth in paragraph 9 of SFAS 140.

Secondary Marketing Reserve, page 84

4. We note your response to comment 24 from our letter dated
December
21, 2004. We re-issue the following components of that comment which were not addressed in your response:

* Please tell us in detail how you calculated the negative provision for the secondary market reserves in 2002 as presented in your tables on pages 53 and 79 of your 2003 Form 10-K. Tell us the factors that led to your determination that a reduction of the reserves was necessary.

* Clearly explain how that reduction was reflected in your Statement of Earnings. If you recorded this reduction as an increase in your
Gain on sale of loans line item, explain why you believe that was appropriate.

* Reconcile the trends within the reserve and its related provisions with the trends in your sales of loans and repurchases of assets.

Note 26 - Segment Information, page 110

5. We note your response to prior comment 33 and the revisions made to your segment footnote in your Form 10-K for the year ended December 31, 2004. Your presentation of "revenues" does not seem appropriate given the fact that these amounts are shown net of interest expense. In addition, the amount presented as revenues has not been reconciled to your Statement of Earnings as required by SFAS
131. In future filings, please revise to either remove this measure from your segment disclosures or properly label it based on its components.




Controls and Procedures, page 122

6. Please revise to provide the disclosures required by Item 307 of
Regulation S-K with respect to your disclosure controls and procedures.

Form 10-Q As Amended for the Quarter Ended March 31, 2005:

Controls and Procedures, page 27

7. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are not effective. Please revise to disclose in reasonable detail the basis for your officers` conclusions. In addition, we note that the company identified the existence of several material weaknesses in its Form 10-K for the year ended December 31, 2004. Please disclose the specific steps that you have taken, if any, to remediate the material weaknesses and disclose whether you believe that the material weaknesses still exist.


*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Angela Jackson at (202) 551-3426 or me at
(202)
551-3494 if you have questions regarding comments on the financial statements and related matters.


						Sincerely,



						Kevin Vaughn
						Accounting Branch Chief


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Mr. Michael W. Carrie
Flagstar Bancorp, Inc.
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